Exhibit 5.3

November 12, 2003

TO:	Securities and Exchange Commission
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs and Mesdames:

Subject:	Shaw Communications Inc. Offering of Debt Securities, Class 1 Preferred Shares and Class 2 Preferred Shares File No. 157907-207

We hereby consent to the reference to our name on the face page and under the heading “Legal Matters” in Shaw Communications Inc.’s Post-Effective Amendment No. 1 to Form F-9 on Form F-10 (Registration No. 333-14114) and short form base shelf prospectus relating to the offering of Debt Securities, Class 1 Preferred Shares and Class 2 Preferred Shares of Shaw Communications Inc. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Dated at Calgary, Alberta this 12th day of November, 2003.

Yours truly,

FRASER MILNER CASGRAIN LLP

(signed)
"Fraser Milner Casgrain LLP"